

SOCIAL MEDIA GATEWAYS, INC.

FINANCIAL STATEMENTS

For the Calendar year ended December 31, 2020
(Unaudited)

SOCIAL MEDIA GATEWAYS, INC.

Balance Sheets

	As of December 31
	2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	3,969.00
Prepaid expenses		0.00
Accounts receivable		37,000.00
Intangible assets		342,191.00
TOTAL CURRENT ASSETS		383,160.00
TOTAL ASSETS		383,160.00

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	$	12,370.00
Long term debt		357,200.00
TOTAL LIABILITIES		369,570.00

SHAREHOLDERS' EQUITY

Capital Stock (20,000,000 shares authorized,13,589,869 shares - issued and outstanding. $0.0010 par value)	13,590.00
Additional Paid in Capital	-
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	383,160.00

SOCIAL MEDIA GATEWAYS, INC.

Statement of Operations

		2020
	ASSETS	

Current Income		
Revenue	$	56,300
Cost of Goods Sold		25,000
Gross Profit		**31,300**
Operating Expenses		
Marketing	$	850
Professional Fees & Contract Labor		14,789
Office & Software		43,780
Equipment		2,300
Utilities		7,890
Travel		5,320
Net Income		**-43,629**

SOCIAL MEDIA GATEWAYS, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, APRIL 25, 2012 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,250,000	10,250	3,339,870	2,784,500			2,794,750
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(43,629)	(43,629)
ENDING BALANCE, DECEMBER 31, 2020	**10,250,000**	**10,250**	**3,339,870**	**2,784,500**	**-**	**(43,629)**	**2,751,121**

SOCIAL MEDIA GATEWAYS, INC.

Statement of Cashflows

		<u>**2020**</u>
Cash Flows From Operating Activities		
Net Income (Loss) for the period	$	(43,629.00)
Change in prepaid expenses		-
Change in Payables		5,030.00
Net Cash Flows From Operating Activities		**(38,599.00)**
Cash Flows From Financing Activities		
Business and personal grants	$	-
Net Cash Flows From Financing Activities		**-**
Cash at Beginning of Period	$	4,266
Net Increase (Decrease) In Cash		8,235
Cash at End of Period		3,969

SOCIAL MEDIA GATEWAYS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020

1. ORGANIZATION AND PURPOSE

Social Media Gateways, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates enterprise loyalty, payment, remittance and mobile business software services platforms and derives revenue from advertising, hosting content and fulfillment of information technology services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements are as follows:

a) Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Calendar Year
The Company operates on a 54-week calendar year ending on December 31.

c) Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with
an original maturity of three months or less held in domestic financial institutions. For the financial years ended December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees
Legal fees consist of legal services provided for the creation of the Company and equity financing.

c) Use of Estimates
The preparation of financial statements requires the management team to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.